Exhibit 99.3

                       NASDAQ: APM

Aptorum Group Has Initiated IND-Enabling Studies For Its ALS-4 Small Molecule Candidate For The Treatment Of Infections Caused By Staphylococcus Aureus Including MRSA

New York, September 9, 2019 – Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group”), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, announces that it has initiated investigational new drug (IND)-enabling studies for ALS-4, a small drug molecule candidate indicated for the treatment of infections caused by Staphylococcus aureus (or “S. aureus”) including methicillin-resistant Staphylococcus aureus (MRSA, i.e., one of the commonly known “super-bugs”) based on a novel anti-virulence approach.

The ALS-4 candidate has been progressing well and the first series of GLP toxicology studies have been completed through an appointed North American based contract research organization (CRO). In particular, ALS-4 candidate did not show any mutagenicity in the in vitro Ames tests. ALS-4 development is on track and the company targets to submit the related IND in the first half year of 2020 and a hybrid Phase 1 clinical study is currently planned in North America with both healthy volunteers and patients to obtain preliminary efficacy readout.

S. aureus is a bacteria which is a leading cause of blood, lung, skin, bone and device-related infections, as well as toxin-related diseases1. It is estimated that patients with S. aureus bacteremia have an average mortality rate of 30%2 and that it is responsible for causing more deaths than AIDS, tuberculosis and viral hepatitis combined3. MRSA and vancomycin-intermediate and resistant S. aureus have also been classified by the World Health Organization (WHO) as high priority pathogens for research and development4.

About ALS-4

ALS-4 is a small molecule drug candidate that is believed to inhibit dehydrosqualene desaturase of S. aureus (incl. MRSA) which is involved in the generation of staphyloxanthin, a commonly visible “golden pigment” covering the bacteria and is primarily responsible for the bacteria’s resistance to attack from reactive oxygen species (ROS) deployed by phagocytic cells and neutrophils5. On this basis, ALS-4 is not bactericidal and through inhibiting the production of staphyloxanthin, S. aureus becomes highly susceptible to the host’s immune clearance. ALS-4 deploys a novel approach towards the treatment of bacterial infection which is significantly different from the bactericidal approach found in most current antibiotics that are experiencing increasing drug resistance issues.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group is pursuing therapeutic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas.

1 Clin Microbiol Rev. 2015 Jul;28(3):603-61.

2 Clin Microbiol Rev. 2012 Apr;25(2):362-86

3 van Hal et al. Clin Microbiol Rev 2012

4 https://www.who.int/news-room/detail/27-02-2017-who-publishes-list-of-bacteria-for-which-new-antibiotics-are-urgently-needed

5 mBio 2017 8(5): e01224-17

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contact

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Email: investor.relations@aptorumgroup.com

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